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[TEXT OF REMARKS OF GIULIO MAZZALUPI TO EMPLOYEES]

Good morning. My name is Giulio Mazzalupi and I am the Chief Executive Officer of Atlas Copco. I am very happy to be with you today as we embark upon a new road together.

As you may know, Atlas Copco is based in Stockholm, Sweden. But we are truly an international company, with operations in Asia, Africa, South America, Europe and North America, including Canada, the United States, and Mexico. I am sure you know some of our companies and products. They include Milwaukee Electric Tool, Chicago Pneumatic and, of course, Atlas Copco air compressors. Total 1998 revenues for Atlas Copco were more than $4 billion.

In 1997, we acquired Prime Equipment Company. We were attracted to the rapidly growing equipment rental industry and the many quality employees and stong historical results of this company. We made few changes to the successful format already in place at Prime. We did not mandate a change to Atlas Copco air compressors. However, the compressor group has earned the trust, respect and business of Prime.

We currently plan to operate Prime and RSC as separate brand identities. We see at RSC a strong culture of entrepreneurial service and customer focus similar to ours. We want that to continue...and to flourish.

The overriding rationale behind this transaction is growth, not cost savings. We will, of course, find ways to maximize our opportunities for joint purchasing, identification of best practices, sharing of services and other activities made possible by common ownership. We plan to provide growth opportunities and exciting challenges for each separate company while we will continue to add value to the product for our customers.

RSC and Prime offer Atlas Copco the two best-run companies in the equipment rental industry, with a clear focus on long-term operational success. Our equipment rental division will be a market leader for many years to come. Our goal is to be the best in the eyes of our customers and employees.